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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 52990

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM / DD / YY) AND ENDING 12/31/01 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SNAPPER TRADING LLC

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH. D.C. 354 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LA SALLE ST., SUITE 2110
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE SLOVITT

(312) 362-4234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

ONE NORTHFIELD PLAZA	NORTHFIELD	ILLINOIS	60093
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

310 (1-78)

VJ 3-22-02

OATH OR AFFIRMATION

I, BRUCE SLOVITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SNAPPER TRADING LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature: Anne Laura Nanfeldt]
Notary Public

OFFICIAL SEAL
ANNE LAURA NANFELDT
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/04

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNAPPER TRADING LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

WEISS & COMPANY LLP
Certified Public Accountants

NORTHFIELD • ILLINOIS

SNAPPER TRADING LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR

WEISS & COMPANY LLP
Certified Public Accountants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Members
Snapper Trading LLC

We have audited the accompanying statement of financial condition of Snapper Trading LLC (an Illinois Limited Liability Company) as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows, for the period from August 20, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snapper Trading LLC as of December 31, 2001, and the results of its operations and its cash flows for the period from August 20, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 23, 2002

SNAPPER TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Receivable from broker	$ 1,991,904
Other receivable	2,971
Securities owned	
Marketable, at market value	1,189,305
Total current assets	3,184,180
Other assets:	
Other assets	10,000
Total assets	$ 3,194,180

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Securities sold but not yet purchased, at market value	$ 1,156,133
Payable to broker	233,947
Total current liabilities	1,390,080
Members' equity	1,804,100
Total liabilities and members' equity	$ 3,194,180

The accompanying notes are an integral part of these financial statements.